

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 18, 2008

Ms. Dorothea W. Krempein
Chief Financial Officer
Energytec, Inc.
4965 Preston Park Blvd., Suite 270 E
Plano, TX 75093

   Re: Energytec, Inc
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed April 17, 2007
     Form 10-Q for the Quarterly Period Ended September 30, 2007
     Filed November 19, 2007
     File No. 000-50072

Dear Ms. Krempein:

   We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

             Sincerely,

             Jill S. Davis
             Branch Chief